Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 20, 2010

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Alpha Hedged Strategies Fund (S000005161)
Beta Hedged Strategies Fund (S000005162)

Dear Mr. Ganley:

This correspondence is being filed in response to your oral comments and suggestions of April 15, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement.  PEA No. 29 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 26, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Alpha Hedged Strategies Fund and the Beta Hedged Strategies Fund (each, a “Fund” and together, the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, comments by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: If the Funds plan to utilize the Summary Prospectus, please provide the legend required by Rule 498(b)(1)(v).

Response:  The Trust responds by stating that the Funds do intend to utilize a summary prospectus; therefore, a 497K filing will be made for each of the Funds on or prior to the date of first use.  The form of legend disclosure the Trust will use for the summary prospectuses is as follows:

“Before you invest, you may want to review the Fund’s statutory prospectus and statement of additional information, which contain more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated April30, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s statutory prospectus, statement of additional information and other information about the Fund online at http://www.hatterasmutualfunds.com/literature.lasso.  You can also get this information at no cost by calling 1-877-569-2382 or by sending an email request to subscriptions@hatterasfunds.com..”

2.	Staff Comment: In each Fund’s Summary Section—Investment Objective, please remove the second sentence.

Response:  The Trust responds by making the requested deletions and revising the investment objective for the Alpha Hedged Strategies Fund as follows:

“Alpha seeks to achieve consistent returns with low correlation to traditional financial market indices while maintaining a high correlation to the Hedge Fund Research, Inc. (“HFRI”) Fund of Funds Composite Index.”

3.
Staff Comment:  Because neither Fund is exceeding the expense cap (resulting in the two additional lines in the fee table), please remove the footnote in each Fund’s Summary Section—Fees and Expenses table.  You may consider instead moving this disclosure to the statutory Prospectus.

Response:  The Trust responds by making the requested deletions.

4.
Staff Comment:  In each Fund’s Summary Section—Principal Investment Strategies, please remove the second sentence of the first paragraph as it suggests that the Funds are funds of hedge funds.  Alternatively, if you are able to remove the reference to hedge funds, you may keep this sentence in the strategy.  However, it is not clear what is meant by the reference to “as measured by a high correlation to the HFRI _____Composite/Index”.

Response:  The Trust responds by removing the reference to hedge funds, and revising the first paragraph of each Fund’s Principal Investment Strategy as follows:

Alpha Hedged Strategies Fund

“As a mutual fund of funds, the Fund pursues its investment objective by investing in other affiliated mutual funds (“Underlying Funds”).  Alpha invests its assets with a weighting in the Underlying Funds consistent with its objective of achieving consistent returns with low correlation to traditional financial market indices such as the S&P 500® Index, while maintaining ~~that of a privately offered fund of hedge funds, as measured by~~ a high correlation to the HFRI Fund of Funds Composite Index.”

Beta Hedged Strategies Fund

“As a mutual fund of funds, the Fund pursues its investment objective by investing in other affiliated mutual funds (“Underlying Funds”).  ~~Beta invests its assets with a weighting in the Underlying Funds consistent with that of an aggressive privately offered fund of hedge funds, as measured by a high correlation to the HFRI FOF Strategic Index.”~~

5.
Staff Comment:  In the second paragraph of each Fund’s Summary Section—Principal Investment Strategies in which you are required to summarize each Fund’s strategy, please remove the last part of the first sentence, remove the last part after the semi-colon in the second sentence, and remove the last sentence regarding the 60-day notice.  This disclosure is more appropriate as either risk disclosure or in Item 9.

Response:  The Trust responds by making the requested revisions.

6.	Staff Comment: In each Fund’s Summary Section—Principal Investment Strategies, fifth paragraph, please revise the disclosure to read “15% of net assets in illiquid securities.”

Response:  The Trust responds by making the requested revisions.

7.
Staff Comment:  In each Fund’s Summary Section—Principal Investment Strategies, sixth paragraph, please limit the use of cross references in the Summary Section by removing the reference to “pages 14-15”.  Additionally, in the following bulleted list, please add a one or two sentence concise description of each strategy, such as can be found later in the Prospectus.

Response:  The Trust responds by making the requested revisions.

8.
Staff Comment:  In each Fund’s Summary Section—Principal Risks of Investing in the Fund, please consider revising the “Short Sale/Put and Call Options Risks” disclosure to describe interest expenses and dividends on short positions.  Alternatively, you may consider including a line item in the fees and expenses table regarding these expenses.

Response:  The Trust responds by including a line item in each Fund’s Fees and Expenses of the Fund table reflecting these expenses.

9.
Staff Comment:  In the Alpha Hedged Strategies Fund’s Summary Section—Performance, please remove the second half of the second sentence since the Fund will not be using the supplementary indices in the future.

Response:  The Trust responds by making the requested deletion.

10.
Staff Comment:  In the Alpha Hedged Strategies Fund’s Summary Section—Average Annual Total Returns table, please consider keeping the S&P 500® Index as the Fund’s broad-based measure of market performance.  The HFRI Fund of Funds Composite Index does not appear to be an appropriate “broad-based securities market index”, but something more comparable to a Lipper Index.

Response:  The Trust responds by keeping the S&P 500® Index as the Fund’s broad-based measure of market performance, and using the HFRI Fund of Funds Composite Index as an additional index.

11.	Staff Comment: In each Fund’s Summary Section—Tax Information, please consider adding language to this section that states that tax-deferred arrangements are subject to taxation upon withdrawal.

Response:  The Trust responds by stating that the use of “tax-deferred” adequately suggests that taxation occurs at a later time for these types of arrangements.  Additionally, the Trust respectfully points the Staff to Release Nos. 33-8861; IC-28064, which contained the proposing release regarding the Summary Prospectus Rule.  The language the Trust has used in the Summary Section – Tax mirrors the language provided in the Hypothetical Summary Prospectus prepared by SEC Staff and provided at the end of the proposing release.
Part C

12.	Staff Comment: Please provide the signature of the principal financial officer of the Trust along with the signatures of each of the Trustees and the principal executive officer of the Trust.

Response:  The Trust responds by adding Robert Lance Baker as Chief Financial Officer and Treasurer of the Trust to the signature page of the registration statement.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust